UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2021

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

161 Bay Street, Suite 4260

Toronto, Ontario M5J 2S1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐       Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: September 29, 2021	By:	/s/ Luis Marchese
	Name:	Luis Marchese
	Title:	President & Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Updated Preliminary Economic Assessment, Bolivar Mine, Mexico

99.2	NI 43-101 Certificate of Americo Zuzunaga

99.3	NI 43-101 Certificate of Cliff Revering

99.4	NI 43-101 Certificate of Carl Kottmeier

99.5	NI 43-101 Certificate of Daniel H. Sepulveda

99.6	NI 43-101 Certificate of Jarek Jakubec

99.7	NI 43-101 Consent of Americo Zuzunaga

99.8	NI 43-101 Consent of Cliff Revering

99.9	NI 43-101 Consent of Carl Kottmeier

99.10	NI 43-101 Consent of Daniel H. Sepulveda

99.11	NI 43-101 Consent of Jarek Jakubec

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